ITEM 1.  BUSINESS

Strategic Mission Statement
Almost Family, Inc. TM and subsidiaries (collectively "Almost Family " or the "Company") provide alternatives for seniors and other adults with special needs and their families who wish to avoid nursing home placement as long as possible and remain independent, through its network of adult day care (ADC) centers and ancillary services. The Company was incorporated in Delaware in 1985. On January 31, 2000 the Company changed its name to Almost Family, Inc. from Caretenders
(R) HealthCorp.

Recent Developments

Restatement of Financial Statements
As a result of accounting errors, the Company has restated its previously issued financial statements for the fiscal years ended March 31, 2001 and March 31, 2000, and its previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Previously reported net income has been reduced by approximately $934,000 or $0.28 per diluted share in the year ended March 31, 2001 and $ 363,000 or $0.12 per diluted share in the year ended March 31, 2000. The components of the restatement and its effect on previously issued financial statements are set forth in Management's Discussion and Analysis of Results of Operations and Financial Condition, and Note 1 to the Financial Statements. The effect on quarterly financial information is set forth in Note 13 to the financial statements. On February 15, 2002, the Company issued a press release stating, and notified the Securities and Exchange Commission, that it expected to restate its financial statements.

The Company has adopted significant changes in its administrative procedures and internal controls relating to accounting for its self-insurance programs, including requirements that third-party financial information be provided to both financial accounting and operating personnel, improvements in the methodology for expensing the cost of claims incurred but not paid, and year end validation by third-party experts of the Company's estimated liability for unpaid claims.

On February 20, 2002, the Board of Directors appointed a Special Committee of two independent directors, Tyree Wilburn and Jonathan Goldberg, and directed the Committee to investigate the causes of the accounting errors. As authorized by the Board, the Special Committee retained counsel (Wilmer, Cutler & Pickering) previously unaffiliated with the Company to assist its inquiry, and counsel in turn engaged forensic accountants (Ten Eyck Associates, Inc.) also unaffiliated with the Company. The investigation of the Special Committee is substantially complete. The principal conclusions are that a former officer, the Vice President of Human Resources responsible for managing the Company's self-insurance programs, negligently, and at times intentionally, provided inaccurate information to the Company's financial accounting staff, and to its independent public accountants, that caused the Company to record a receivable to which it was not entitled and to understate certain liabilities, particularly with respect to the medical, workers' compensation and automobile self-insurance programs.

The Board has asked the Special Committee to (1) make additional recommendations to improve the Company's administrative processes and internal controls; (2) make a recommendation regarding whether to pursue legal action against the former officer; and (3) report the results of the inquiry to the Securities and Exchange Commission.

The Company anticipates that the after-tax cost of conducting the investigation into this matter, consisting primarily of professional fees, will be approximately $360,000 or $0.12 per diluted share. This cost will be included in the Company's results of operations for the quarter ended March 31, 2002.

Decision to Retain VN Operations
On September 14, 2001, the Company announced that its Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse
(VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Change in Fiscal Year End
Also on September 14, 2001, the Company announced that it has changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the nine-months ended December 31, 2001, and for the twelve months ended March 31, 2001 and 2000. To facilitate an understanding of current operating results Management's Discussion and Analysis of Financial Position and Results of Operations includes the nine-months ended December 31, 2001 compared to the nine-months ended December 31, 2000.

Operating Segments
The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations (also referred to as "personal care"), both of which predominantly provide long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. Financial information for the Company's two operating segments is presented in Note12 to the financial statements.

Adult Day Health Services

Adult day health services are alternative methods of providing care for seniors and other adults who without such care would likely be institutionalized. The field has grown rapidly, from just 15 centers in the United States in the early 1970s to approximately 3,500 today. Still in a developmental stage, the industry is highly fragmented with the majority of adult day health centers operated by the non-profit sector. To the Company's best knowledge, it is the largest provider in the country when measured in terms of adult day care center revenues and days of patient care.

The Company's adult day health centers, referred to also as "Adult Day Care" centers provide professional, high quality adult day health services for disabled or frail adults who require some care or supervision, but who do not require intensive medical attention or institutionalization. The average center has capacity for over 60 guests per day. Many operate seven days a week. The Company also provides transportation services to and from the center.

The centers offer a range of therapeutic and medical services designed to promote the independence of participants and provide respite to families and caregivers. On-site staff nurses administer medications and give attention to medical care. Other services include (i) a light breakfast, a hot lunch, and an afternoon snack; (ii) highly structured, individualized and creative activity programs which include recreation, education, field trips, sports, crafts, music and group conversations; and (iii) family counseling. The Company currently has twenty-eight (28) adult day care centers.

In addition to services provided in the Company's physical locations, some adult day health services, referred to as "Personal Care" are also provided in the patients' homes. These services (generally provided by para-professional staff such as home health aides) are very similar in nature to the care provided in the Company's facility. This flexibility allows the patient and/or his or her family to select the venue (or combination of venues) of care that is appropriate for them. Many Almost Family, Inc. adult day health patients receive care both at home and in the Company's facilities. The Company currently operates twenty-one (21) personal care branch locations.

Visiting Nurse Services

Visiting Nurse services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. A majority of the Company's patients receive this care immediately following a period of hospitalization or care in another type of in-patient facility. The Company operated eight (8) Medicare-certified home health agencies with a total of sixteen (16) branch locations. In the nine-months ended December 31, 2001, approximately 83% of the visiting nurse segment revenues were derived from the Federal Medicare program.

The visiting nurse segment, which uses the trade name "CaretendersTM", provides a comprehensive range of Medicare-certified home health nursing services. Payors also include Medicaid and private insurance companies. Professional staff including registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers implement and monitor medical treatment plans prescribed by physicians. Professional staff are subject to state licensing requirements in the particular states in which they practice. Para-professional staff, primarily home health aides, also provide care to these patients.

As of December 31, 2001, the Company provides services through operating units in the following locations:

                            Adult Day      Personal Care    Visiting Nurse
     Locations            Care Centers        Branches         Branches
     ------------------- ----------------  ---------------  ----------------
     Kentucky:
       Louisville                      2                1                 2
       Lexington                       1                2                 1
       Elizabethtown                   1                -                 1
       Owensboro                       1                1                 1
       Northern KY                     1                1                 1
     (metro
        Cincinnati)
       Bardstown                       1                -                 -
       Frankfort                       1                1                 1
     Indiana:
       Evansville                      1                1                 1
     Ohio:
       Cincinnati                      1                1                 -
       Columbus                        1                1                 -
       Cleveland                       1                1                 -
     Massachusetts:
       Boston                          -                1                 1
     Connecticut:
       Stamford (1)                    -                1                 -
       Middlebury                      1                1                 -
       Danbury                         1                1                 -
       Seymour                         1                -                 -
       West Haven                      -                1                 -
     Maryland:

       Baltimore area                 10                -                 -

     Alabama:
       Birmingham (2)                  -                1                 -
     Florida:
       Fort Lauderdale                 -                1                 1
       West Palm Beach                 1                1                 2
       Miami (3)                       1                -                 -
       Fort Myers                      1                1                 1
       Sarasota                        -                1                 1
       Port Charlotte                  -                -                 1
       Naples                          -                1                 1
                         ----------------  ---------------  ----------------
     Total                            28               21                16
                         ================  ===============  ================


(1) The Company closed its in-center facility in this market in late fiscal 2001 but continues to provide personal care services in patients' homes.

(2) The Company closed its in-center facility in this market in late fiscal 2000 but continues to provide personal care services in patients' homes.

(3) The Company operates a center in Miami pursuant to a management agreement with the National Parkinsons Foundation.

Daily capacity for in-facility care was 1,827 and 1,671 guests per day at December 31, 2001 and March 31, 2001, respectively.

During the nine-months ended December 31, 2001 the Company added the Miami facility.

Compensation for Services

Almost Family, Inc. is compensated for its services by (i) Medicaid, (ii) Medicare (VN only), and (iii) other third party payors (e.g. insurance companies and other government funds), and (iv) private pay (paid by personal funds). See "Item 1. Business -- Payment Sources". Almost Family, Inc. employs compensation specialists who advise patients as to the availability of sources of payment for its services.

See "Government Regulations" and "Cautionary Statements - Forward Outlook and Risks". Management will monitor the effects of such items and may consider modifications to its expansion and development strategy when and if necessary.

Acquisitions


The Company continually considers and reviews, subject to availability of capital, possible acquisitions of businesses that provide health care services similar to those currently offered by Almost Family, Inc. Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and the Company's profitability and ability to finance the transaction.


During 1997, the Company acquired one adult day care center. During 1998, the Company completed transactions to acquire two personal care and two visiting nurse operations. These operations added to the Company's market presence in Florida, Connecticut and Ohio. During each of the fiscal years ended March 31, 1999, 2000 and 2001 the Company acquired one adult day care center. No pro forma financial information has been provided as the acquisitions, individually and in the aggregate, were not significant compared to the Company's existing operations.

Competition, Marketing and Customers

The adult day health services industry is highly competitive but fragmented. Competitors include: other adult day health centers, ancillary programs provided by nursing homes and hospitals, other government-financed facilities, assisted living and retirement communities, home health providers and senior adult associations. To the Company's best knowledge, it is the largest provider in the country when measured in terms of adult day care center revenues and days of patient care. Almost Family, Inc. competes by offering a high quality of care and by helping families identify and access solutions for care. Adult day health services' competitive advantages include member activity programs, superior facilities and transportation services.

The visiting nurse industry is likewise highly competitive and fragmented. Visiting nurse programs enable patients to be discharged from in-patient facilities sooner than would otherwise be possible, and in many instances to remain in their own homes longer. Competitors include other free-standing proprietary agencies and a significant number of hospital based agencies. In some locations, county health departments operate home health agencies. The Federal Centers for Medicare and Medicaid Services (CMS, formerly HCFA) estimates total national annual Medicare home health spending of approximately $15 billion. To the Company's best knowledge, no individual provider has more than 2% market share.

The Company believes the primary competitive factors are quality of service and reputation among referral sources. However, competitors are increasingly focusing attention on providing alternative site health care services. The Company markets its services through its site managers and marketing staff. These individuals contact referral sources in their areas to market the Company's services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. The Company also utilizes consumer-direct sales, marketing and advertising programs designed to attract customers.

Government Regulations

Overview

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.


Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid are expected to continue. Such future changes may further impact reimbursement for the Company's services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.


Medicare Rates

A Medicare rate increase of 5.3% for Visiting Nurse services went into effect October 1, 2001. A Medicare rate decrease is scheduled to go into effect October 1, 2002. The Company estimates that if such rate cut is enacted it will have the approximate effect of reversing on October 1, 2002, the rate increase that went into effect on October 1, 2001. Refer to the Cautionary Statements - Forward Outlook and Risks below, the Notes to the accompanying financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Permits and Licensure

Many states require companies providing certain health care services to be licensed as adult day care centers or home health agencies. In addition, certain health care practitioners employed by the Company require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business. The Company believes it is currently licensed appropriately where required by the law of the states in which it operates. There can be no assurance that either the states or the Federal government will not impose additional regulations upon the Company's activities which might adversely affect its business, results of operations or financial condition.

Certificates of Need

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, the Company has obtained certificates of need from those states in which it operates. There can be no assurance that the Company will be able to obtain any certificates of need which may be required in the future if the Company expands the scope of its services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause the Company to incur certain expenses.

Other Regulations

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the Balanced Budget Act of 1997 have been enacted and apply to the Company. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reduction and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, the Company is subject to the Medicare and Medicaid anti-kickback statute, also known as the "fraud and abuse law." This law prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. The Company may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest. Many states in which the Company operates have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

Health care is an area of extensive and dynamic regulatory change. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on permissible activities, the relative costs associated with doing business, and the amount and availability of reimbursement by government and third-party payors. Furthermore, the Company will be required to comply with applicable regulations in each new state in which it desires to provide services.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

The Company is subject to routine and periodic surveys and audits by various governmental agencies. Management believes that the Company is in material compliance with applicable laws. The Company, however, is unable to predict what additional government regulations, if any, affecting its business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether the Company will be able to comply with such laws and regulations either in the markets in which it presently conducts, or wishes to commence, business.

Health Insurance Portability and Accountability Act (HIPAA) The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

          o Electronic transactions and code sets;
          o Unique identifiers for providers, employers, health plans and individuals; o Security and electronic signatures; o Privacy; and o Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

          o Health care claims information;
          o Plan eligibility, referral certification and authorization; o Claims status; o Plan enrollment and disenrollment; o Payment and remittance advice; o Plan premium payments; and o Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has proposed rules governing the security of health information, but has not yet issued these rules in final form.

The Department of Health and Human Services finalized the electronic transaction standards on August 17, 2000. Payors are required to comply with the transaction standards by October 16, 2002 or October 16 2003, depending on the size of the payor and whether the payor requests a one-year waiver. Following compliance by its payors, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of evaluating the effect of HIPAA on the Company. At this time, management anticipates that the Company will be able to fully comply with those HIPAA requirements that have been adopted. However, management cannot at this time estimate the cost of compliance, nor can it estimate the cost of compliance with standards that have not yet been finalized by the Department of Health and Human Services. Although the new and proposed health information standards are likely to have a significant effect on the manner in which the Company handles health data and communicates with payors, based on current knowledge, the Company believes that the cost of our compliance will not have a material adverse effect on its business, financial condition or results of operations.

Payment Sources

The Company receives payments from Medicare, Medicaid, private pay and insurance policies as detailed below. As noted above, the Company's dependence on government sponsored reimbursement programs makes it vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect the Company. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect the Company's ability to effectively market its services.

In addition to its dependence on Medicare and Medicaid reimbursement, the Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. The Company could be adversely impacted by circumstances which affect the ability or desire of seniors to pay for the Company's services.

The following table sets forth the Company's revenues from continuing operations derived from each major class of payor during the following fiscal years (by percentage of net revenues):

                                   Nine Months
     Payor Group                    Ended         Year Ended
                                December 31,      March 31,       Year Ended
                                    2001              2001      March 31, 2000
     ------------------------------------------  ------------  -----------------
     Medicare                          29.2%           28.5%               38.1%
     Medicaid and other
     Government                        51.5%           46.9%               43.6%
       Programs
     Insurance and Private Pay         19.3%           24.6%               18.3%

Changes in payment sources are primarily a result of the impact of changes in the types of customers the Company attracts. The Company has a significant dependence on state Medicaid reimbursement programs. Although the Company is not aware of any significant initiatives currently underway that would have a material adverse impact on the Medicaid reimbursement programs or the Company, the Company could be materially impacted by unfavorable changes in the future should they occur. For the nine months ended December 31, 2001, approximately 17%, 17%, 6%, 4% and 3% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Maryland, Kentucky, Connecticut, Indiana and Massachusetts, respectively.

In determining charge rates for goods and services provided to customers, the Company evaluates several factors including cost and market competition. The Company also negotiates contract rates with third party providers such as insurance companies. The rates of reimbursement for Medicaid and other Government programs are generally dictated by those programs.

Insurance Costs

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2002. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2002 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated liabilities on a quarterly basis and, when necessary, may make material adjustments to them in the future.

Other Insurance. The Company's properties are covered by casualty insurance policies. The Company also carries directors and officers, general and professional liability insurance. The Company's deductible amount for general and professional claims was $5,000 per claim prior to July 1, 2001 and $25,000 thereafter.

The Company believes that its present insurance coverage is adequate. However, in the wake of the terrorist events of September 11, 2001, the Company's outside insurance agent has advised that the annual cost of its insurance programs (excluding health) will increase by approximately $500,000 ($290,000 after tax) upon renewal on April 1, 2002. The Company also has been advised that it is possible that the amount of coverage the Company is able to purchase may decline.

Employees and Labor Relations

As of December 31, 2001 the Company had approximately 3,000 employees. None of the Company's employees are represented by a labor organization. Management believes its relationship with the Company's employees is satisfactory.

Discontinued Operations

As part of a formal plan of separation, the Company on November 12, 1999 sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million and announced that it would pursue available strategic alternatives to complete the separation of its visiting nurse operations. Proceeds from the sale were used to repay obligations outstanding under the Company's bank line of credit. As a result of the operational separations, the Company recorded a one-time net of tax charge of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. That charge reduced the book value of the operations to the expected net realizable value, provided for losses on fulfilling certain obligations and close down costs and included the estimated future operating results of the visiting nurse operations prior to separation. As a result of those actions, the visiting nurse operations were accounted for as discontinued operations in the Company's financial statements for periods reported from September 1999 through June 2001.

The Company incurred losses operating the division prior to the implementation of Medicare's Prospective Payment System (PPS) and made substantial payments for the release of lease obligations, and for other costs. During that same time frame the Company closed 3 of its then 11 operating VN agencies. The Company continues to operate the remaining 8 agencies located in Kentucky (4), Florida
(3) and Massachusetts (1).

On September 14, 2001, the Company's Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine-months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

Revenues from discontinued operations (product segment only) were approximately $12.5 million for the year ended March 31, 2000. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the financial statements under Part II, Items 7 and 8, respectively, for additional financial information regarding discontinued operations.

Cautionary Statements - Forward Outlook and Risks

Information provided herein by the Company contains, and from time to time the Company may disseminate material and make statements, which may contain, "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of "safe harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to the following:

a)        Regulation and Reform
Legislative proposals are continually introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. However, the Company cannot predict whether any of the proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material impact on the operations of the Company.

b)        Medicaid Concentration
The Company has a significant dependence on state Medicaid reimbursement programs. Although the Company is not aware of any significant initiatives currently underway that would have a material adverse impact on the Medicaid reimbursement programs or the Company, the Company could be materially impacted by unfavorable changes in the future should they occur. For the nine months ended December 31, 2001, approximately 17%, 17%, 6%, 4% and 3% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Maryland, Kentucky, Connecticut, Indiana and Massachusetts, respectively. The Company could also be materially impacted by unfavorable changes in reimbursement programs in these states.

c)        Other Reimbursement Changes

The Company derives substantial portions of its revenues from third-party payors, including government reimbursement programs such as Medicare, Medicaid and non-government sources such as commercial insurance companies, HMOs, PPOs and contract services. These payors continuously seek ways to limit payments to health care providers. There can be no assurance that payments under these programs will be sufficient to cover the costs of providing patients care. The Company cannot predict whether and what additional proposals or cost containment measures will be adopted or, if adopted, what effect, if any, such proposals might have on the operations of the Company.


d)        Competition
The Company competes with numerous well-established competitors which have substantially greater financial resources than the Company. Competitors are increasingly focusing attention on providing alternative site health care services, specifically on adult day health services. Such increasing competition may adversely affect revenues and profitability of Company operations.

e)        Insurance
The Company believes its present insurance coverage is adequate. However, there can be no assurance that such insurance will be available, or, if available, that such insurance will be either adequate to cover the Company's liabilities or available at affordable rates. In addition, increasing insurance costs, and the increasing unwillingness of insurance companies to insure against certain types of losses, raise some questions as to whether the Company will be able to obtain or continue its present insurance coverage. The inability to obtain adequate insurance coverage at affordable rates, or a loss of existing coverage, could have a material effect on the Company. Additionally, the Company is exposed to insurance risk under its automobile, workers' compensation and medical self-insurance programs. Accordingly, the Company's future operating costs are subject to changes in these programs.

f)        Private Payment Sources
The Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. Circumstances which adversely affect the ability or desire of seniors to pay for the Company's services could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company would be adversely affected.

g)        Acquisitions

The Company seeks to establish and increase market share through acquisitions in existing and new markets. The Company evaluates potential acquisition candidates that would complement or expand its current services. In attempting to make acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. Management currently believes that acquisition candidates meeting the criteria of its acquisition strategy will continue to be identified in the future and certain of these candidates will be acquired by the Company. However, there can be no assurance that suitable acquisitions will continue to be identified or that acquisitions can be consummated on acceptable terms. See separate Cautionary Statement regarding financing.


h)        Inclement Weather
The Company provides its services to individuals in home and community settings. Due to the Company's geographic concentrations, severe weather such as snow and hurricanes may hinder the Company's ability to provide its services and can impact the Company's operating results, particularly in Maryland and the New England states.

i)        Financing
The Company's ability to pursue its strategic plan is dependent upon its ability to obtain financing on satisfactory terms and conditions. If the Company is unable to obtain satisfactory financing it would have an adverse impact on the Company's liquidity and its ability to execute its development plans. The Company is subject to certain restrictive covenants under its financing arrangement. There can be no assurance that the Company will remain in compliance with these covenants in future periods.


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j)        ADC Development
During fiscal 2002, the Company plans to develop 3-6 new adult day health centers after which the Company plans to continue development efforts at a similar or accelerated pace. The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The successful development of additional operations will involve a number of risks including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations or in actual construction. The implementation of the Company's development strategy is also dependent upon the Company's profitability, the financial performance of its adult day care operations, the availability of financing and the other Cautionary Statements listed above.

k) Visiting Nurse Operations Medicare Reimbursement Rates A Medicare rate increase of 5.3% went into effect October 1, 2001 in the Visiting Nurse segment. A Medicare rate decrease is scheduled to go into effect October 1, 2002. The Company currently estimates that if such rate cut is enacted it would have the approximate effect of reversing on October 1, 2002, the rate increase that went into effect on October 1, 2001. However, the Medicare program has not yet announced what the rates would actually be. Accordingly, there can be no assurance that the Company's estimate will prove accurate.



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